SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X          Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement by Scottish Power plc of results of Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date July 23, 2004	By:	/s/ Alan McCulloch
Alan McCulloch
Assistant Company Secretary

Scottish Power plc (“ScottishPower”)

Results of Annual General Meeting

ScottishPower announces that, at the Annual General Meeting of shareholders held on Friday 23 July 2004, the following resolutions were duly passed and the result of the poll on each of the resolutions is shown below.

	Votes For	% Votes For	Votes Against	% Votes Against	Total Votes Cast	Votes Withheld
Ordinary Resolutions
1 To receive the Annual Report and Accounts for the year ended 31 March 2004	1,056,988,986	99.45	5,828,757	0.55	1,062,817,743	44,140,049
2 To approve the Remuneration Report	1,065,973,810	97.69	25,222,887	2.31	1,091,196,697	15,762,095
3 To elect Vicky Bailey as a director	1,087,870,822	98.93	11,737,125	1.07	1,099,607,947	7,351,845
4 To elect Philip Carroll as a director	1,077,385,841	98.74	13,717,126	1.26	1,091,102,967	11,105,585

5 To elect Judi Johansen as a director	1,086,597,024	98.95	11,541,793	1.05	1,098,138,817	8,816,975
6 To elect Simon Lowth as a director	1,083,028,699	98.79	13,281,389	1.21	1,096,310,088	10,645,704
7 To elect Nancy Wilgenbusch as a director	1,086,845,491	98.85	12,693,675	1.15	1,099,539,166	7,416,626
8 To re-elect Euan Baird as a director	1,085,079,353	98.65	14,854,800	1.35	1,099,934,153	7,021,639
9 To re-elect Ian Russell as a director	1,080,127,704	98.74	13,830,573	1.26	1,093,958,277	12,997,515
10 To re-appoint PricewaterhouseCoopers LLP as auditors of the Company and to authorise the directors to set the remuneration of the auditors	1,068,934,539	97.93	22,596,606	2.07	1,091,531,145	15,424,647
11 Authority to make donations to EU political organisations and to incur EU political expenditure	1,045,137,379	95.89	44,848,314	4.11	1,089,985,693	16,970,099

Special Resolutions
12 Power to allot equity securities for cash (disapplication of pre-emption rights)	1,075,561,523	98.19	19,820,601	1.81	1,095,382,124	11,573,668
13 Authority for the Company to purchase its own shares	1,093,400,389	99.29	7,840,188	0.71	1,101,240,577	5,715,215
14 To amend the Articles of Association as detailed in the Notice of Meeting	1,084,933,286	99.12	9,639,558	0.88	1,094,572,844	12,382,498

Note: A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes “for” and “against” a resolution.

ScottishPower’s results for the first quarter ending 30 June 2004 will be announced on 12 August 2004.

For further information:

Alan McCulloch	Assistant Company Secretary	011 44 (0)1698 396414

Colin McSeveny	Head of Media Relations	011 44 (0)141 636 4515

Andrew Jamieson	Head of Investor Relations	011 44 (0)141 636 4527